UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                              SCHEDULE 13D/A

                 Under the Securities Exchange Act of 1934

                            (Amendment No. 1)

                   Ligand Pharmaceuticals Incorporated
               -------------------------------------------
                            (Name of Issuer)

                          CLASS B COMMON STOCK
                   ----------------------------------
                     (Title of Class of Securities)
                                53220K108
                               ----------
                             (CUSIP Number)

                       LOUIS L. HOYNES, JR., ESQ.
                Senior Vice President and General Counsel
                   American Home Products Corporation
                  5 Giralda Farms, Madison, N.J. 07940
                             (201) 660-5000
                           -------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                           and Communications)

                      November 24, 1994 (voluntary)
                        -------------------------
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53220K108

1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     American Home Products Corporation
     Tax I.D. 13-2526821

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)
     (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2 (E)
     [  ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware



NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

     574,514

8.   SHARED VOTING POWER


9.   SOLE DISPOSITIVE POWER

     574,514

10.  SHARED DISPOSITIVE POWER




11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     574,514

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
     [  ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.2%

14.  TYPE OF REPORTING PERSON*

     CO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   Security and Issuer.

     This statement relates to the Class B Common Stock of Ligand
Pharmaceuticals Incorporated, a Delaware corporation (the
"Company"), which has its principal executive offices at 9393
Towne Center Drive, San Diego, California 92121.

Item 2.   Identity and Background.

     This statement is filed by American Home Products
Corporation, a Delaware corporation ("AHP"). AHP's principal executive offices are located at Five Giralda Farms, Madison, New
Jersey 07940.

     AHP is one of the world leaders in prescription drugs, packaged medicines, medical supplies and instrumentation, over the counter medications and food products. Through its subsidiaries and divisions, AHP is a major research-oriented pharmaceutical company with leading products in the areas of women's health care, cardiovascular and metabolic therapies, central nervous system drugs, anti-inflammatory agents, vaccines and infant nutritionals. AHP recently acquired American Cyanamid Company which has substantial operations in both the health care products and the agricultural products industries.

     For information required by this Item 2 of Schedule 13D with respect to the executive officers and directors of AHP, reference is made to Attachment A to this Schedule 13D, which is incorporated herein by reference.

     Neither AHP, nor to its best knowledge, any of the persons named on Attachment A attached hereto, has during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

Not applicable. No additional consideration was paid to the Company.

Item 4.   Purpose of Transaction.

     As was previously reported, as of September 2, 1994, AHP purchased 431,965 shares of Class A Common Stock pursuant to a Stock and Note Purchase Agreement, by and between AHP and the Company (the "Purchase Agreement"), for a total purchase price of $5 million. In addition, under the Purchase Agreement, AHP purchased at 100% of the principal amount thereof an Unsecured Convertible Promissory Note in the principal amount of $10 million (the "First Note"), and has agreed to purchase a $5 million Unsecured Convertible Promissory Note (the "Second Note") contingent upon certain research milestones being reached under the Research Agreement (as defined below) and an additional $5 million Unsecured Convertible Promissory Note (the "Third Note" and, together with the First Note and the Second Note, the "Notes") contingent upon AHP exercising its right to extend the Research Agreement.

     The First Note bears interest, and the Second and Third Notes, if and when issued, will bear interest at 7.75% per annum, with interest to be paid semi-annually. The Notes will mature on September 2, 1999; however, the Company may extend the Notes for an additional two year period. On or after the third anniversary of the Purchase Agreement, AHP will have the option to convert the entire principal amount and any unpaid interest of each the Notes into Class A Common Stock at a conversion price of $13.311 per share of Class A Common Stock for the First Note and Second Note and $14.47 per share for the Third Note (each to be then automatically converted to Class B Common Stock at the conversion Ratio (described below)). Each of the Notes may be prepaid, in whole or in part, at any time without premium or penalty upon fifteen days' written notice to AHP provided that the Company has not received written notice of AHP's intention to convert any of the Notes into Class A Common Stock.

Item 5.   Interest in Securities of the Issuer.

     As previously reported, as of September 2, 1994, AHP became the registered owner of 431,965 shares of Class A Common Stock representing approximately 5.9% of the outstanding Class A Common
Stock.

     Pursuant to the terms of the Class A Common Stock on November 24, 1994, all outstanding shares of Class A Common Stock were automatically converted to Class B Common Stock at a ratio calculated by the Company to equal 1.33. Therefore, AHP's 431,965 shares of Class A Common Stock were automatically converted into 574,514 shares of Class B Common Stock. The 574,514 shares of Class B Common Stock represent 3.2% of the outstanding shares of such class.

     (a) Except as set forth herein, neither AHP nor, to its best knowledge, any of the persons named on Attachment A attached hereto, beneficially owns any Common Stock.

     (b) AHP has the sole power to vote all of the Common Stock it beneficially owns without restriction, except as described above.

     (c) Except as set forth herein, no transactions were effected in Common Stock during the past sixty (60) days by AHP nor, to the best of its knowledge, any person listed in Attachment A attached hereto that would require disclosure pursuant to Item 5(c).

     (d) Neither AHP nor, to its best knowledge, any of the persons named on Attachment A attached hereto, has or knows of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Shares beneficially owned by AHP.

     (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 or between any other person with respect to any securities of the Company except as referred to or described herein.

Item 7.   Material to be Filed as Exhibits.

     None.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  December 22, 1994

                         AMERICAN HOME PRODUCTS CORPORATION

                         By: /s/ John R. Considine
                              John R. Considine
                              Vice President-Finance

Attachment A

Executive Officers and Directors of
American Home Products Corporation
- ----------------------------------

     The names and titles of the executive officers and the names of the directors of American Home Products Corporation and their business addresses and principal occupations are set forth below. If no address is given, the director's or executive officer's business address is that of American Home Products Corporation. Unless otherwise indicated, each occupation set forth opposite an individuals name refers to American Home Products Corporation and each individual is a United States citizen.


EXECUTIVE OFFICERS            Position; Present Principal Occupation
- ------------------            --------------------------------------

John R. Stafford              Chairman, President and Chief
                              Executive Officer

Robert G. Blount              Executive Vice President

Stanley F. Barshay            Senior Vice President

Joseph J. Carr                Senior Vice President

Fred Hassan                   Senior Vice President

Louis L. Hoynes, Jr.               Senior Vice President and
                              General Counsel

John R. Considine             Vice President - Finance

Rene R. Lewin                 Vice President - Human Resources

Thomas M. Nee                 Vice President - Taxes


DIRECTORS                     Position; Present Principal Occupation
- -----------                   --------------------------------------

Clifford L. Alexander, Jr.    President of Alexander & Associates,
400 C Street, NE              Inc.(consulting firm specializing in
Washington, D.C. 20002        Workforce Inclusiveness)

Frank A. Bennack, Jr.         President and Chief Executive Officer
The Hearst Corporation        of The Hearst Corporation
959 Eighth Avenue             (owns and operates communications
New York, New York 10019      media)

K. Roald Bergethon            Educational Consultant

Robert G. Blount              Listed above

John W. Culligan              Retired November 1988;
                              former Chairman of the Board
                              and Chief Executive Officer of AHP
                              (from 1981 to 1986)

Robin Chandler Duke           National Chair, Population
                              Action International

John D. Feerick               Dean, Fordham University
Fordam University             School of Law since 1982
School of Law
140 West 62nd Street
New York, New York 10023

Edwin A. Gee                  Former Chairman and Chief
                              Executive Officer, International
                              Paper Company

Robert W. Sarnoff             Director/Consultant

John R. Stafford              Listed above

John R. Torell III            Chairman, Torell Management Inc.
Torell Management Inc.        (financial advisory company)
767 Fifth Avenue
46th Floor
New York, New York 10153

William Wrigley               President, Chief Executive Officer and
Wm. Wrigley, Jr. Company      member of the Board, Wm. Wrigley Jr.
410 North Michigan Avenue     Company (international manufacturer of
Chicago, Illinois 60611       chewing gum products)